UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 18, 2017

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 18, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2017 RESULTS

Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $45.3 million, or $0.53 per share, and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $35.7 million, or $0.41 per share, in the first quarter of 2017.

•	Generated GAAP consolidated income from vessel operations of $81.6 million and consolidated total cash flow from vessel operations(1) of $275.0 million in the first quarter of 2017.

•	Finalized the previously-announced contract amendment to extend the firm period of the Hummingbird Spirit FPSO charter until September 2020.

•	Secured a new one-year charter contract for the Polar Spirit LNG carrier with a major energy company, which commenced in April 2017.

Hamilton, Bermuda, May 18, 2017 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended March 31, 2017. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the first quarter 2017 earnings releases of Teekay Offshore, Teekay LNG and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
(in thousands of U.S. dollars, except per share data)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	543,505	552,203	641,108
Income from vessel operations	81,605	83,222	135,325
Equity income	10,347	11,933	15,417
Net Loss attributable to shareholders of Teekay	(45,256)	(2,661)	(48,784)
Net Loss per share attributable to shareholders of Teekay	(0.53)	(0.03)	(0.67)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)	274,976	290,486	359,039
Adjusted Net Loss attributable to shareholders of Teekay(1)	(35,671)	(18,554)	(6,173)
Adjusted Net Loss per share attributable to shareholders of Teekay(1)	(0.41)	(0.22)	(0.08)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	4,720	3,752	6,883
Teekay Parent OPCO Cash Flow(1)	(25,691)	(8,030)	(20,718)
Total Teekay Parent Free Cash Flow(1)	(20,971)	(4,278)	(13,835)
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“While our consolidated results declined from the fourth quarter of 2016, Teekay’s offshore and tanker business performed slightly better than our expectations in the first quarter of 2017, driven by higher cash flow generated by our shuttle tanker, FPSO and conventional tanker fleets, while our gas business performed as expected,” commented Kenneth Hvid, President and Chief Executive Officer of Teekay Corporation.
“Since reporting earnings in February 2017, the Teekay Group has successfully secured multiple contracts and made an opportunistic investment in an LPG carrier newbuilding,” commented Mr. Hvid. “Teekay Parent finalized the previously-announced contract amendment to extend the firm period of the Hummingbird Spirit FPSO charter until September 2020 and secured a new, one-year charter contract for the Polar Spirit LNG carrier; Teekay Offshore secured two additional shuttle tanker contracts of affreightment in the North Sea, concluded a five-year FSO contract extension, and entered into a customer-funded front-end engineering and design (FEED) study for the Varg FPSO in the North Sea; and Teekay LNG acquired a 50 percent interest in a mid-size LPG carrier newbuilding through its joint venture with Exmar.”
“Project execution at Teekay LNG and Teekay Offshore also continues to be a primary focus,” commented Mr. Hvid. “During the past three months, Teekay LNG has completed or is nearing completion of approximately $640 million(1) of new, long-term financings for its growth projects, with the remainder of the required financings on track to be completed in the second half of 2017. In late-March 2017, Teekay Offshore took delivery of its largest current project, the jointly-owned Libra FPSO, which is scheduled to commence operations in late-June or early-July 2017 on a 12-year charter contract with an international consortium, led by Petrobras. As mentioned previously, Teekay Offshore has experienced delays and additional costs on the Gina Krog FSO and Petrojarl I FPSO projects. Teekay Offshore is in active discussions with the charterers, shipyards, and lenders of both projects to deliver these units into operation as soon as possible. The Gina Krog FSO is now scheduled to commence operations in the third quarter of 2017 and the Petrojarl 1 FPSO is expected to commence operations in early-2018.”
Mr. Hvid added, “With respect to the Arendal Spirit UMS, Teekay Offshore had recently been notified by the charterer, Petrobras, of its termination of the charter contract on this unit. Teekay Offshore is disputing the termination and reviewing its legal options, while at the same time actively marketing the unit for alternative employment.”

(1) Based on Teekay LNG’s proportionate ownership interests in the projects.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results decreased during the quarter ended March 31, 2017, compared to the same period of the prior year, primarily due to lower revenues from Teekay Parent related to a new contract in place for the Hummingbird Spirit FPSO at a lower fixed charter rate that took effect on July 1, 2016 and lower tariff revenue for the Foinaven FPSO; lower income and cash flows in Teekay LNG, mainly as a result of the sales of two conventional tankers in 2016 and lower income from Teekay LNG's Exmar LPG joint venture; lower income and cash flows in Teekay Offshore due to the redelivery of the Petrojarl Varg (Varg) FPSO in July 2016 and non-payment of charter hire by the charterer of the Arendal Spirit UMS since early-November 2016 related to an operational review by the charterer; and a reduction in income and cash flows in Teekay Tankers due to lower spot tanker rates.

These decreases were partially offset by higher income and cash flows from Teekay LNG as a result of the deliveries of three MEGI LNG carrier newbuildings in 2016 and 2017, the Creole Spirit, Oak Spirit and Torben Spirit, which commenced their respective charter contracts.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s publicly-listed subsidiaries in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $4.7 million for the quarter ended March 31, 2017, compared to $6.9 million for the same period of the prior year. This decrease was primarily due to a reduction in the cash dividend received from Teekay Tankers as a result of lower spot tanker rates in the first quarter of 2017 compared to the first quarter of 2016.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $25.7 million for the three months ended March 31, 2017, from negative $20.7 million for the same period of the prior year. The decrease was primarily due to the sale of the Shoshone Spirit VLCC in the fourth quarter of 2016, the new contract in place for the Hummingbird Spirit FPSO at a lower fixed charter rate, and lower average spot tanker rates, partially offset by higher revenues from the Banff FPSO in the first quarter of 2017.
Total Teekay Parent Free Cash Flow, which is the total of Teekay Parent GPCO Cash Flow and Teekay Parent OPCO Cash Flow, was negative $21.0 million during the first quarter of 2017, compared to negative $13.8 million for the same period of the prior year. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG Partners
Teekay LNG's results decreased during the quarter ended March 31, 2017, compared to the same period of the prior year, primarily due to lower revenues from four vessels in Teekay LNG's 52 percent-owned LNG joint venture with Marubeni Corporation as a result of the continued closure of LNG operations in Yemen and lower spot rates earned on the redeployment of two LNG carriers, lower revenues from Teekay LNG's 50 percent-owned joint venture with Exmar due to a reduction in mid-sized LPG carrier spot rates and fleet changes, charter rate deferrals for six LPG carriers on charter to I.M. Skaugen S.E. (Skaugen) and the sales of three conventional tankers in 2016 and 2017. These decreases were partially offset by, among other things, the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in February and August 2016, respectively, and the delivery of the Torben Spirit MEGI LNG carrier newbuilding, which commenced its charter contract in early-March 2017. Please refer to Teekay LNG's first quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Offshore Partners
Teekay Offshore’s results decreased during the quarter ended March 31, 2017, compared to the same period of the prior year, primarily due to the redelivery of the Varg FPSO (which left its field at the end of July 2016), the redelivery of a shuttle tanker upon completion of its time-charter-out contract, which is now operating in the contract of affreightment (CoA) fleet in the North Sea, non-payment of charter hire for the Arendal Spirit UMS since early-November 2016, lower towage fleet utilization and the sale-leaseback transactions on two conventional tankers in 2016. These decreases were partially offset by higher shuttle tanker CoA fleet utilization, lower operating expenses in Teekay Offshore's FPSO fleet and the delivery of a towage newbuilding in September 2016. Please refer to Teekay Offshore’s first quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Tankers
Teekay Tankers' results decreased during the quarter ended March 31, 2017, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the first quarter of 2017 compared to the same period of the prior year.

Although Teekay Tankers recorded stronger average spot tanker rates in its Aframax and LR2 Product tanker fleets and similar Suezmax tanker spot tanker rates in the first quarter of 2017 compared to the fourth quarter 2016, the tanker market experienced downward pressure over the course of the first quarter due to heavy refinery maintenance, OPEC supply cuts and higher tanker fleet growth. However, changing trade patterns due to OPEC production cuts have provided support for mid-sized spot tanker rates, as a decline in Middle Eastern oil exports resulted in an increase in ton-mile intensive Atlantic Basin to Asia oil movements.

Please refer to Teekay Tankers' first quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In April 2017, Teekay Parent finalized the previous-announced contract amendment with Centrica Energy to extend the firm period of the Hummingbird Spirit FPSO contract until September 30, 2020. The contract amendment is expected to take effect in October 2017.

In March 2017, Teekay Parent secured a one-year charter contract for the Polar Spirit LNG carrier, which is in-chartered from Teekay LNG until April 2018, with a major energy company, which commenced in April 2017.

Teekay LNG

In May 2017, Teekay LNG’s 52 percent-owned joint venture with Marubeni Corporation (MALT LNG Joint Venture) signed an 18-month charter contract (plus a one-year extension option) with a major Japanese utility company, which is scheduled to commence in the fourth quarter of 2018. This charter contract will be serviced by one of the MALT LNG Joint Venture's existing vessels currently trading in the short-term market.

In April 2017, Teekay LNG's 50 percent-owned joint venture with Exmar (Exmar LPG Joint Venture) agreed to acquire an existing mid-size LPG carrier newbuilding, which is scheduled to deliver in mid-2018. The acquisition is consistent with the Exmar LPG Joint Venture's strategy of fleet renewal to preserve its market share and CoA franchise with its customers in both the ammonia and LPG trades. The remaining installment payments on the vessel are expected to be financed by the Exmar LPG Joint Venture's existing liquidity and the joint venture expects to secure long-term financing for the vessel prior to delivery.

On April 20, 2017, in lieu of receiving cash on a portion of the charter hire on six LPG carriers on charter with Skaugen, Teekay LNG took over Skaugen’s 35 percent ownership interest in a 2003-built LPG carrier, the Norgas Sonoma. As part of this transaction, Teekay LNG also acquired the remaining 65 percent ownership in this vessel from the other shareholders for a total purchase price of approximately $13 million (including Skaugen’s 35 percent ownership interest that was transferred to Teekay LNG). The vessel is currently trading in the Norgas pool. Giving pro forma effect for this transaction, Skaugen owed Teekay LNG approximately $8.3 million in outstanding charter hire and accrued interest thereon as of March 31, 2017.

In April 2017, Teekay LNG commenced charter extension and deferral negotiations with Awilco LNG regarding two modern LNG vessels chartered to Awilco LNG, which include purchase obligations for Awilco LNG to acquire the vessels in November 2017 and September 2018. These negotiations are expected to conclude in the second quarter of 2017.

Teekay Offshore

In May 2017, Teekay Offshore concluded a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, commencing June 1, 2017. Since 2009, the Falcon Spirit FSO unit has been operating on the Al Rayyan field located offshore Qatar.

In late-April 2017, Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, was notified by the charterer, Petroleo Brasileiro S.A. (Petrobras), of its termination of the charter contract for the Arendal Spirit UMS. Teekay Offshore is disputing the termination and is reviewing its legal options, including its ability to collect amounts under the contract. Teekay Offshore is also in discussions with the lenders of the Arendal Spirit debt facility.

In March 2017, Teekay Offshore finalized the previously-announced five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and is expected to require the use of up to approximately 0.6 shuttle tanker equivalents per annum. In addition, in April 2017, Teekay Offshore was awarded a new three-year shuttle tanker

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CoA to service a development in the U.K. North Sea. This CoA is expected to commence during the third quarter of 2017 and is also expected to require the use of up to approximately 0.6 shuttle tanker equivalents per annum.

In March 2017, Teekay Offshore entered into a six-month customer-funded front-end engineering and design (FEED) study agreement for the Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. North Sea. The purpose of the FEED is to define the modifications required for the Varg FPSO and to negotiate the terms of a potential FPSO lease and operate contract for the development of the Cheviot field.

Teekay Tankers
In April 2017, Teekay Tankers signed a term sheet for a $153 million, 12-year sale-leaseback financing relating to four of its modern Suezmax tankers.  The transaction, once completed, is expected to further strengthen Teekay Tankers' balance sheet and increase its liquidity position by approximately $30 million. The transaction, which is subject to final lessor approval and customary closing conditions, is expected to be completed in mid-2017.

In March 2017, Teekay Tankers agreed to sell a 1999-built Aframax tanker, the Kyeema Spirit, to a third party for proceeds of approximately $7.5 million, which is scheduled to deliver in the second quarter of 2017.

Since February 2017, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker at a rate of approximately $21,000 per day and a firm period of one year, plus an extension option, which commenced in early-April 2017.

Liquidity
As at March 31, 2017, Teekay Parent had total liquidity of $192.3 million (consisting of $119.2 million of cash and cash equivalents and $73.1 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $890.3 million (consisting of $541.4 million of cash and cash equivalents and $348.9 million of undrawn revolving credit facilities). Giving pro-forma effect to Teekay Parent's $200 million corporate revolving credit facility amendment completed in early-April 2017, Teekay Parent's total liquidity would have been approximately $242.0 million as of March 31, 2017 and, on a consolidated basis, Teekay Corporation's consolidated liquidity at March 31, 2017 would have been approximately $940.0 million.
Conference Call
The Company plans to host a conference call on Friday, May 19, 2017 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2017. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 263-0877 or (416) 640-5944, if outside North America, and quoting conference ID code 2826051.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities.  In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and equipment and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its vessels and other investments is retained within the equity accounted investment or distributed to the Company and other shareholders. In addition, the Company does not control the timing of such distributions to the Company and other shareholders. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by the equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted net loss excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (3) of the income statement for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions received, including payments in kind, as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures in the respective period (collectively, Teekay Parent OPCO Cash Flow). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	543,505	552,203	641,108

Voyage expenses	(50,797)	(41,237)	(31,590)
Vessel operating expenses	(191,260)	(199,352)	(215,861)
Time-charter hire expense	(38,772)	(38,418)	(39,603)
Depreciation and amortization	(143,030)	(144,901)	(144,157)
General and administrative expenses	(31,438)	(26,999)	(32,967)
Write-down of vessels and equipment	—	(2,146)	—
Loss on sale of vessels, equipment and other assets	(4,427)	(12,038)	(27,619)
Restructuring charges(1)	(2,176)	(3,890)	(13,986)
Income from vessel operations	81,605	83,222	135,325

Interest expense	(70,355)	(69,018)	(72,203)
Interest income	1,481	1,314	1,322
Realized and unrealized (losses) gains on derivative instruments(2)	(6,475)	131,876	(107,621)
Equity income(3)	10,347	11,933	15,417
Income tax expense	(3,019)	(22,102)	(1,076)
Foreign exchange (loss) gain	(2,904)	13,007	(10,514)
Other income (loss) – net(4)	295	(18,207)	150
Net income (loss)	10,975	132,025	(39,200)
Less: Net income attributable to non-controlling interests	(56,231)	(134,686)	(9,584)
Net loss attributable to shareholders of Teekay Corporation	(45,256)	(2,661)	(48,784)
Loss per common share of Teekay
- Basic	$(0.53)	$(0.03)	$(0.67)
- Diluted	$(0.53)	$(0.04)	$(0.67)

Weighted-average number of common shares outstanding
- Basic	86,183,831	86,131,038	72,742,426
- Diluted	86,183,831	86,131,038	72,742,426

(1)
The restructuring charges for the three months ended March 31, 2017 and December 31, 2016 primarily relate to shore staff redundancy costs associated with the Company's FPSO business. The restructuring charges for the three months ended March 31, 2016 relate to the closure of an office and seafarers' severance amounts, which were recovered from the customer and which recovery was included in revenues in the consolidated statements of loss for the three months ended March 31, 2016.

(2)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(16,556)	(19,512)	(23,180)
Termination of interest rate swap agreements	395	—	(8,140)
Foreign currency forward contracts	(354)	(1,271)	(4,996)
Time-charter swap agreements	780	932	—
	(15,735)	(19,851)	(36,316)
Unrealized gains (losses) relating to:
Interest rate swaps	9,123	158,501	(81,054)
Foreign currency forward contracts	839	(5,237)	13,971
Stock purchase warrants	(243)	(859)	(4,222)
Time-charter swap agreements	(459)	(678)	—
	9,260	151,727	(71,305)
Total realized and unrealized (losses) gains on non-designated derivative instruments	(6,475)	131,876	(107,621)

(3)
The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)
Equity income	10,347	11,933	15,417
Proportionate share of unrealized (gains) losses on derivative instruments	(2,075)	(6,986)	3,694
Other(i)	762	7,510	323
Equity income adjusted for items in Appendix A	9,034	12,457	19,434

(i)
Includes the Company's proportionate share of loss on sale of a vessel in Teekay LNG's Exmar LPG BVBA joint venture and write-downs of loan receivables from Petrotrans Holdings Ltd. and Gemini Tankers LLC for the three months ended December 31, 2016.

(4)
Includes the write-down of $19.0 million of the Company's cost-accounted investment in the dry bulk shipping company CVI Ocean Transportation II Inc., a company developed in partnership with CarVal Investors in 2014, for the three months ended December 31, 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2017	2016
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	119,242	146,362
Cash and cash equivalents - Teekay LNG	181,201	126,146
Cash and cash equivalents - Teekay Offshore	193,419	227,378
Cash and cash equivalents - Teekay Tankers	47,564	68,108
Other current assets	398,395	389,727
Restricted cash - Teekay Parent	5,842	4,562
Restricted cash - Teekay LNG	106,901	117,027
Restricted cash - Teekay Offshore	100,280	114,909
Restricted cash - Teekay Tankers	1,089	750
Assets held for sale	14,400	61,282
Vessels and equipment - Teekay Parent	585,364	602,672
Vessels and equipment - Teekay LNG	2,044,410	1,858,381
Vessels and equipment - Teekay Offshore	4,012,105	4,084,803
Vessels and equipment - Teekay Tankers	1,574,375	1,605,372
Advances on newbuilding contracts/conversions	1,039,543	987,658
Investment in equity accounted investees	1,037,297	1,010,308
Investment in direct financing leases	653,546	660,594
Other assets	496,477	482,908
Intangible assets	85,766	89,175
Goodwill	176,630	176,630
Total Assets	12,873,846	12,814,752
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	431,109	457,192
Current portion of long-term debt - Teekay Parent	52,133	52,169
Current portion of long-term debt - Teekay LNG	268,891	228,864
Current portion of long-term debt - Teekay Offshore	620,803	586,892
Current portion of long-term debt - Teekay Tankers	155,050	171,019
Long-term debt - Teekay Parent	728,400	680,241
Long-term debt - Teekay LNG	2,145,367	1,955,201
Long-term debt - Teekay Offshore	2,500,306	2,596,002
Long-term debt - Teekay Tankers	690,304	761,997
Derivative liabilities	511,638	530,854
In-process revenue contracts	110,783	122,690
Other long-term liabilities	333,503	333,236
Redeemable non-controlling interest	249,698	249,102
Equity:
Non-controlling interests	3,223,028	3,189,928
Stockholders of Teekay	852,833	899,365
Total Liabilities and Equity	12,873,846	12,814,752

Net debt - Teekay Parent(1)	655,449	581,486
Net debt - Teekay LNG(1)	2,126,156	1,940,892
Net debt - Teekay Offshore(1)	2,827,410	2,840,607
Net debt - Teekay Tankers(1)	796,701	864,158

(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	10,975	(39,200)
Non-cash items:
Depreciation and amortization	143,030	144,157
Amortization of in-process revenue contracts	(6,907)	(7,667)
Unrealized gain on derivative instruments	(16,405)	(1,554)
Loss on sale of vessels and equipment	4,427	27,619
Equity income, net of dividends received	(10,347)	(15,417)
Income tax expense	3,019	1,076
Unrealized foreign exchange gain and other	21,225	66,287
Change in operating assets and liabilities	(32,209)	(21,675)
Expenditures for dry docking	(9,454)	(5,761)
Net operating cash flow	107,354	147,865

FINANCING ACTIVITIES
Net proceeds from long-term debt	215,938	901,348
Prepayments of long-term debt	(78,782)	(931,698)
Scheduled repayments of long-term debt	(229,077)	(208,096)
Decrease in restricted cash	23,098	44,278
Net proceeds from equity issuances of subsidiaries	8,843	—
Distribution from subsidiaries to non-controlling interests	(31,862)	(26,038)
Cash dividends paid	(4,737)	(3,997)
Other	(14,006)	(7,151)
Net financing cash flow	(110,585)	(231,354)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(264,567)	(178,480)
Proceeds from sale of vessels and equipment	53,206	55,270
Advances to joint ventures and joint venture partners	(26,314)	(396)
Investment in equity accounted investments	(13,535)	(1,805)
Proceeds from sale-lease back of vessels	220,825	179,434
Direct financing lease payments received	7,048	9,232
Net investing cash flow	(23,337)	63,255

Decrease in cash and cash equivalents	(26,568)	(20,234)
Cash and cash equivalents, beginning of the period	567,994	678,392
Cash and cash equivalents, end of the period	541,426	658,158

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2017		2016		2016
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	10,975		132,025		(39,200)
Adjust for: Net income attributable to
non-controlling interests	(56,231)		(134,686)		(9,584)
Net loss attributable to
shareholders of Teekay	(45,256)	(0.53)	(2,661)	(0.03)	(48,784)	(0.67)
Add (subtract) specific items affecting net loss:
Unrealized (gains) losses from derivative instruments(2)	(11,402)	(0.13)	(159,454)	(1.85)	76,346	1.05
Foreign exchange (gains) losses(3)	(3,509)	(0.04)	(19,127)	(0.22)	5,967	0.08
Net loss on sale of vessels, equipment and other assets(4)	4,427	0.05	16,898	0.20	27,390	0.38
Write-down of vessels, equipment and other operating assets	—	—	23,508	0.27	—	—
Restructuring charges, net of recovery(5)	2,611	0.03	3,595	0.04	271	—
Pre-operational costs	—	—	744	0.01	3,603	0.05
Adjustments to deferred taxes(6)	974	0.01	15,973	0.19	—	—
Other(7)	(395)	—	4,500	0.05	12,741	0.18
Non-controlling interests’ share of items above(8)	16,879	0.20	97,470	1.12	(83,707)	(1.15)
Total adjustments	9,585	0.12	(15,893)	(0.19)	42,611	0.59
Adjusted net loss attributable to
shareholders of Teekay	(35,671)	(0.41)	(18,554)	(0.22)	(6,173)	(0.08)

(1)	Basic per share amounts.

(2)
Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	For the three months ended March 31, 2017, includes net loss on two Suezmax tankers sold by Teekay Tankers and one Aframax tanker expected to be sold by Teekay Tankers in 2017.

(5)
Please refer to footnote (1) of the summary consolidated statements of income (loss) included in this release for further details. Also includes the Company's proportionate share of restructuring costs in an equity accounted joint venture for the three months ended March 31, 2017.

(6)	Adjustments to deferred taxes relates to the decrease in the deferred income tax asset for one of Teekay Offshore's Norwegian tax structures for the three months March 31, 2017.

(7)	Other for the three months ended March 31, 2017 relates to the termination of an interest rate swaption agreement by Teekay LNG.

(8)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling interests’ share of items above” for the three months ended March 31, 2017 also includes a deferred loss on the sale of vessels sold to third parties.  The deferred loss was the result of a loss on sale of vessels sold from Teekay Corporation to one of its partially-owned Daughter Entities which could not be recognized for accounting purposes until the vessels are sold to third parties.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended
March 31, 2017
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments(1)	Total

Revenues	276,138	101,180	125,096	58,366	(17,275)	543,505

Voyage expenses	(25,141)	(1,437)	(24,447)	(617)	845	(50,797)
Vessel operating expenses	(78,990)	(23,388)	(44,138)	(45,123)	379	(191,260)
Time-charter hire expense	(21,756)	—	(13,627)	(22,020)	18,631	(38,772)
Depreciation and amortization	(74,726)	(26,120)	(24,909)	(17,275)	—	(143,030)
General and administrative expenses	(14,617)	(4,157)	(4,536)	(7,277)	(851)	(31,438)
Loss on sale of vessels and equipment	—	—	(4,427)	—	—	(4,427)
Restructuring charges	(450)	—	—	(1,726)	—	(2,176)

Income (loss) from vessel operations	60,458	46,078	9,012	(35,672)	1,729	81,605

Interest expense	(36,104)	(16,988)	(7,306)	(16,761)	6,804	(70,355)
Interest income	346	854	79	7,006	(6,804)	1,481
Realized and unrealized (loss) gain
on derivative instruments	(6,532)	1,187	461	(1,591)	—	(6,475)
Equity income (loss)	4,475	5,887	2,011	(256)	(1,770)	10,347
Equity in earnings of subsidiaries(2)	—	—	—	1,503	(1,503)	—
Income tax (expense) recovery	(1,379)	(157)	(1,489)	6	—	(3,019)
Foreign exchange (loss) gain	(223)	(3,568)	60	827	—	(2,904)
Other income (loss) - net	222	391	—	(318)	—	295
Net income (loss)	21,263	33,684	2,828	(45,256)	(1,544)	10,975
Less: Net income attributable
to non-controlling interests(3)	(2,372)	(4,627)	—	—	(49,232)	(56,231)
Net income (loss) attributable to
shareholders/unitholders
of publicly-listed entities	18,891	29,057	2,828	(45,256)	(50,776)	(45,256)

(1)
Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations).

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represents the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended March 31, 2017
(in thousands of U.S. dollars)
(unaudited)

	In-Chartered				Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other(1)	G&A	Total

Revenues	2,167	44,342	11,857	—	58,366

Voyage expenses	157	—	(774)	—	(617)
Vessel operating expenses	(1,658)	(37,287)	(6,178)	—	(45,123)
Time-charter hire expense	(2,983)	(7,375)	(11,662)	—	(22,020)
Depreciation and amortization	—	(17,319)	44	—	(17,275)
General and administrative expenses	(142)	(2,662)	1,483	(5,956)	(7,277)
Restructuring charges	—	(110)	(1,616)	—	(1,726)
Loss from vessel operations	(2,459)	(20,411)	(6,846)	(5,956)	(35,672)

Reconciliation of loss from vessel operations to cash flow from vessel operations

Loss from vessel operations	(2,459)	(20,411)	(6,846)	(5,956)	(35,672)
Depreciation and amortization	—	17,319	(44)	—	17,275
Amortization of in-process revenue
contracts and other	—	(1,484)	(15)	—	(1,499)
Realized losses from the
settlements of non-designated
derivative instruments	—	(254)	—	—	(254)
CFVO - Consolidated(2)	(2,459)	(4,830)	(6,905)	(5,956)	(20,150)
CFVO - Equity Investments(3)	1,396	(786)	733	—	1,343
CFVO - Total	(1,063)	(5,616)	(6,172)	(5,956)	(18,807)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2017, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $10.7 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2016	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	3,529	3,529
Teekay Offshore	4,624	4,465	4,305	4,203	4,203
GP interests
Teekay LNG	228	227	227	227	227
Teekay Offshore	336	331	321	309	240
Other Dividends
Teekay Tankers(2)(3)	1,276	1,276	1,212	2,423	3,635
Teekay Offshore(4)	683	683	683	—	—
Total Daughter Entity Distributions	10,676	10,511	10,277	10,691	11,834
Less:
Corporate general and
administrative expenses(5)	(5,956)	(6,759)	(3,907)	(3,103)	(4,951)
Total Parent GPCO Cash Flow	4,720	3,752	6,370	7,588	6,883
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(6)
Owned Conventional Tankers	—	(45)	3,757	3,705	3,365
In-Chartered Conventional Tankers(7)	(2,459)	(2,327)	(4,120)	(2,499)	(3,600)
FPSOs	(4,830)	6,522	2,295	7,449	(3,472)
Other(8)(9)	(6,040)	134	(1,818)	(4,148)	(2,274)
Total(10)	(13,329)	4,284	114	4,507	(5,981)
Less: Net interest expense(11)	(12,362)	(12,314)	(13,258)	(17,004)	(14,737)
Teekay Parent OPCO Cash Flow	(25,691)	(8,030)	(13,144)	(12,497)	(20,718)
TOTAL TEEKAY PARENT FREE
CASH FLOW	(20,971)	(4,278)	(6,774)	(4,909)	(13,835)
Weighted-average number of
common shares - Basic	86,183,831	86,131,038	84,887,101	72,945,635	72,742,426

(1)
Daughter Entity dividends and distributions for each quarter consist of the amount of dividends and distributions received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended March 31, 2017, December 31, 2016, September 30, 2016 and June 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	March 31,	December 31,	September 30	June 30,	March 31,
	2017	2016	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.11	$0.11	$0.11	$0.11	$0.11
Common units owned by
Teekay Parent	42,037,728	40,589,218	39,138,991	38,211,772	38,211,772
Total distribution	$4,624,150	$4,464,814	$4,305,289	$4,203,295	$4,203,295
Teekay Tankers
Dividend per share	$0.03	$0.03	$0.03	$0.06	$0.09
Shares owned by Teekay Parent(3)	42,542,403	42,542,403	40,387,231	40,387,231	40,387,231
Total dividend	$1,276,272	$1,276,272	$1,211,617	$2,423,234	$3,634,851

(3)
Includes Class A and Class B shareholdings. Teekay Tankers' current dividend policy is to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined) with a minimum quarterly dividend of $0.03 per share.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. The distribution received for the quarters ended March 31, 2017, December 31, 2016 and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

(5)	Includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer for the three months ended December 31, 2016.

(6)	Please refer to Appendix C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(7)
Includes an early termination fee paid to Teekay Offshore of $4.0 million for the three months ended March 31, 2016 in connection with the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(8)
Includes $0.9 million, $2.2 million, $0.3 million, $1.1 million, and $1.5 million for the three months ended March 31, 2017, December 31, 2016, September 30, 2016, June 30, 2016 and March 31, 2016, respectively, relating to 50 percent of the CFVO from Tanker Operations. Teekay Tankers owns the remaining 50 percent of Tanker Operations.

(9)	Includes $1.6 million of fees earned from managing vessel transactions for Tanker Investments Ltd. for the three months ended March 31, 2016.

(10)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(11)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	81,605	83,222	135,325
Depreciation and amortization	143,030	144,901	144,157
Amortization of in-process revenue contracts and other	(5,715)	(5,794)	(6,367)
Realized gains (losses) from the settlements of non-designated
derivative instruments	426	(104)	(4,851)
Write-down of vessels and equipment	—	2,146	—
Net loss on sale of vessels, equipment and other operating assets	4,427	12,038	27,619
Cash flow from time-charter contracts(1), net of revenue accounted for
as direct finance leases	7,015	6,866	7,299
CFVO - Consolidated	230,788	243,275	303,182
CFVO - Equity Investments (see Appendix E)	44,188	47,211	55,857
CFVO - Total	274,976	290,486	359,039

(1)
Teekay LNG's charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which amendments had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG's statements of income and comprehensive income (loss) as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and the vessels were redelivered during the second quarter of 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2017		December 31, 2016		March 31, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(2)	100%	Portion(3)

Revenues	181,627	74,031	190,201	78,531	237,616	95,492
Vessel and other operating expenses	(76,412)	(30,430)	(76,071)	(28,916)	(96,681)	(38,351)
Depreciation and amortization	(40,395)	(17,524)	(42,165)	(18,447)	(39,140)	(16,878)
(Loss) gain on sale of vessels	—	—	(9,721)	(4,861)	1,228	234
Income from vessel operations of
equity accounted vessels	64,820	26,077	62,244	26,307	103,053	40,497
Interest expense	(28,026)	(11,786)	(30,743)	(12,910)	(27,580)	(11,395)
Realized and unrealized (loss) gain on
derivative instruments	(1,357)	(463)	15,708	5,255	(21,379)	(7,179)
Write-down of loans receivable	—	—	—	(2,387)	—	—
Other - net	(3,597)	(1,711)	64	145	(7,878)	(3,697)
Net income of equity accounted vessels	31,840	12,117	47,273	16,410	46,216	18,226
Pro forma equity income from
Tanker Operations	—	(1,770)	—	(4,477)	—	(2,809)
Equity income of equity accounted vessels	31,840	10,347	47,273	11,933	46,216	15,417
Income from vessel operations of
equity accounted vessels	64,820	26,078	62,244	26,307	103,053	40,497
Depreciation and amortization	40,395	17,524	42,165	18,447	39,140	16,878
Loss (gain) on sale of vessels	—	—	9,721	4,861	(1,228)	(234)
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	9,476	3,421	9,476	3,438	8,786	3,186
Amortization of in-process
revenue contracts and other	(2,541)	(1,105)	(2,541)	(1,304)	(2,899)	(1,483)
Cash flow from vessel operations
of equity accounted vessels(4)	112,150	45,918	121,065	51,749	146,852	58,844
Pro forma CFVO from
Tanker Operations(5)	—	(1,730)	—	(4,538)	—	(2,987)
Cash flow from vessel operations
of equity accounted vessels(4)	112,150	44,188	121,065	47,211	146,852	55,857

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(3)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 19 percent to 52 percent.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

(5)
Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations because Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	4	(2,327)	(9,151)	(3,297)	(6,759)	(21,530)
Depreciation and amortization	—	—	17,546	(112)	—	17,434
(Gain) loss on sale of vessels and equipment	(49)	—	110	—	—	61
Amortization of in-process
revenue contracts and other	—	—	(1,483)	1,274	—	(209)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(500)	—	—	(500)
Cash flow from vessel
operations - Teekay Parent	(45)	(2,327)	6,522	(2,135)	(6,759)	(4,744)

	Three Months Ended September 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	3,757	(4,120)	(13,116)	(2,002)	(3,907)	(19,388)
Depreciation and amortization	—	—	17,713	(113)	—	17,600
Amortization of in-process
revenue contracts and other	—	—	(1,483)	10	—	(1,473)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(819)	—	—	(819)
Cash flow from vessel
operations - Teekay Parent	3,757	(4,120)	2,295	(2,105)	(3,907)	(4,080)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended June 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel
operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)
Depreciation and amortization	847	—	17,798	(113)	—	18,532
Asset impairments	12,535	—	—	—	—	12,535
Amortization of in-process
revenue contracts and other	—	—	(1,483)	—	—	(1,483)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(523)	—	—	(523)
Cash flow from vessel
operations - Teekay Parent	3,705	(2,499)	7,449	(5,287)	(3,103)	265

	Three Months Ended March 31, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	2,495	(3,600)	(17,700)	(3,026)	(4,951)	(26,782)
Depreciation and amortization	870	—	17,798	(111)	—	18,557
Amortization of in-process
revenue contracts and other	—	—	(1,483)	(630)	—	(2,113)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(2,087)	—	—	(2,087)
Cash flow from vessel
operations - Teekay Parent	3,365	(3,600)	(3,472)	(3,767)	(4,951)	(12,425)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2016	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(70,355)	(69,018)	(68,490)	(73,255)	(72,203)
Interest income	1,481	1,314	1,143	1,042	1,322
Interest expense net of interest income - consolidated	(68,874)	(67,704)	(67,347)	(72,213)	(70,881)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(57,282)	(56,227)	(55,035)	(56,211)	(57,262)
Interest expense net of interest income(1) - Teekay Parent	(11,592)	(11,477)	(12,312)	(16,002)	(13,619)
Add:
Teekay Parent realized losses on interest rate swaps	(770)	(837)	(946)	(1,002)	(1,118)
Net interest expense - Teekay Parent	(12,362)	(12,314)	(13,258)	(17,004)	(14,737)

(1)    Three months ended June 30, 2016 excludes a $3.1 million write-off of prepaid loan costs in relation to the     partial termination of a credit
facility and includes a $2.3 million cash termination fee from the partial termination of a debt facility.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Arendal Spirit UMS charter contract termination, including the outcome of Teekay Offshore's dispute of the contract termination by Petrobras and ability to collect amounts under the contract, discussions with the lenders under the unit's related credit facility and the potential for alternative employment of the unit; the timing, amount and certainty of securing financing for Teekay LNG’s committed growth projects; the timing of delivery and start-up and costs of various newbuildings and conversion/upgrade projects and the commencement of related contracts, including potential delays and additional costs on the Petrojarl I FPSO unit and Gina Krog FSO unit; the outcome of discussions with the charterers, shipyards and lenders about delivering the Petrojarl I FPSO unit and Gina Krog FSO unit for operation; the timing of charter contract amendments taking effect; the financing for Exmar LPG Joint Ventures mid-size LPG carrier newbuilding acquisition; the commencement of the charter contract for one of the MALT LNG Joint Venture vessels; the outcome of charter contract extension and deferral negotiations with Awilco LNG; the timing of start-up and the vessel equivalent requirements of the new CoAs; the timing and certainty of Teekay Tankers' sale-leaseback financing transaction relating to four modern Suezmax tankers and the expected impact on its balance sheet and liquidity; the timing and certainty of vessel sales; and the charter payment deferral on six LPG carriers on charter to Skaugen, including the temporary nature of such deferrals. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company's tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company's vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; the inability of Teekay Offshore to successfully make a claim against, and collect from, Petrobras for the Arendal Spirit UMS; the inability of Teekay Offshore to negotiate acceptable terms with the lenders of the Arendal Spirit UMS credit facility; the inability of Teekay Offshore to negotiate acceptable terms with the charterers, shipyards and lenders related to the delay of the Petrojarl I FPSO and Gina Krog FSO projects; Teekay LNG's and Teekay LNG's joint ventures' ability to secure financing for its existing newbuildings and projects; the inability of Teekay Offshore to negotiate acceptable lease and operate terms related to the Varg FPSO; the ability to fund Teekay Offshore’s remaining capital commitments and debt maturities; the inability to complete or changes to the terms of Teekay Tankers' sale-leaseback financing transaction relating to four modern Suezmax tankers; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; delays in commencement of operations of FPSO and FSO units at designated fields; the inability of Teekay LNG to collect the deferred charter payments from Skaugen; delays in CoA project start-ups; changes in the Company's expenses; a delay in, or failure to complete, vessel sales; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda